UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-29196
CUSIP NUMBER 743164105

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Profile Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

2 Park Avenue, Suite 201
Address of Principal Executive Office (Street and Number)

Manhasset, New York 11030
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 9, 2011, Profile Technologies, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of New York (the “Bankruptcy Court”).  The Company continues to operate their business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Company's Annual Report on Form 10-K for the year ended June 30, 2011 could not be filed within the prescribed time period, as the closing of the books and the process of preparing the Company's financial statements has been delayed due to the focus of the Company's limited resources and personnel on the bankruptcy process. The Company therefore does not expect to file its Form 10-K for its year ended June 30, 2011 with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company is unable at this time to determine whether or when it may resume filing periodic reports with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard Palmer	505	345-1778
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☑ Yes ☐ No

Following the Company’s timely filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and its subsequent filing for voluntary protection under the Bankruptcy Code, the Company’s independent registered public accounting firm resigned and withdrew its review report related to the financial statements in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions and other circumstances resulting in the commencement of the Chapter 11 case on May 9, 2011, there was a significant adverse change in the Company’s results of operations for its fiscal year ending June 30, 2011 compared with the Company’s results of operations for its prior fiscal year. On July 26, 2011 and September 27, 2011, the Company filed Current Reports on Form 8-K with the Securities and Exchange Commission which included as exhibits copies of the monthly operating reports filed by the Company with the Bankruptcy Court for the periods from May 9, 2011 to May 31, 201, June 1, 2011 to June 31, 2011, July 1, 2011 to July 31, 2011, July 1, 2011 to July 31, 2011 (as amended), and August 1, 2011 to August 31, 2011, respectively. The foregoing monthly operating reports include information regarding the results of operations of the Company during the periods covered by such reports.

Profile Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PROFILE TECHNOLOGIES, INC.
Date:	September 28, 2011	By:	/s/ Richard Palmer
Richard Palmer
President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).